October 30, 2007
Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Amanda McManus, Esq.- Branch Chief
Julie Bell, Esq.
Jeffrey Sears
Michael Fay

Re:	Platinum Studios, Inc. (the “Company”)
Registration Statement on Form SB-2
Filed September 4, 2007
File No. 333-145871

Ladies and Gentlemen:

We have set forth below the comments issued by the staff of the Securities and Exchange Commission (the “Staff”) by letter dated October 1, 2007.  Each comment is followed by the Company’s response.

Prospectus

General

1.           We note that your disclosure identifies numerous websites. Please clarify whether you intend the content of these web sites to become part of the disclosure in your prospectus.

Response:
The Company has included disclosure to indicate that the websites identified in the prospectus are not incorporated into the prospectus. Please see page 23  of the registration statement.

2.           Please revise to eliminate the marketing language throughout the prospectus. For example;

•           one of the “world’s largest” independent libraries of comic book characters on page 6;
•           teaming up with “top” screenwriters, producers, etc. on page 6;
•           “hundreds of millions of comics” on page 19;
•           these “major” industry announcements on page 27; and
•           “Hollywood’s premier comics-to-film company” on page 35.

 Response:
The Company has revised to remove marketing language throughout the registration statement.

3.           Please revise to include a specially captioned section describing the conflicts of interest faced by your officers, directors and affiliates, as applicable. We note in this regard, your disclosure that your CEO provides consulting services to your clients and story lines to you through a separate company. Please also add a risk factor describing these conflicts.

Response:
The Company has included a section that discusses conflicts of interest. Please see page 33 of the Registration Statement.

Our Business, page 6

4.           We note your disclosure on page 22 that there is substantial doubt about your ability to continue as a going concern. Please provide this information in the forefront of the “Our Business” section of the summary.
Response:
The Company has revised to include disclosure that our auditors have expressed substantial doubt as to its ability to continue as a going concern. Please see page 7 of the Registration Statement.

5.           Please include a paragraph to disclose your revenues, assets, and losses for the most recent audited period and interim stub. This snapshot will help investors evaluate the disclosure as they read the filing.
Response:
The Company has revised to include disclosure about our revenues, assets, and losses for the most recent audited period and interim stub. Please see page 7 of the Registration Statement.

The Offering, page 7

6.           Please disclose the factors considered in determining the offering price of $0.10 per share for the selling stockholders. Refer to Item 505 of Regulation S-B.
Response:
The Company has disclosed that the offering price was arbitrarily determined and bears no relationship to our assets, book value, earning or net worth. Please see page 8 of the Registration Statement.

Risk Factors. page 9

7.           Many of your risk factors represent generic risks that could occur to any company in any industry. Examples include “Consideration Paid to Management was not Determined Based on Arms Length Negotiation,” on page 12 and “Our Assets Maybe Subject to Liens.” on page 13. Please review all of your risk factors and revise as necessary to indicate how the risk identified affects your business or this offering uniquely and remove generic risk disclosure.

Response:
The Company has revised the risk factors in accordance with your comment. Please see page 13 for our response to "Consideration paid to management was not determine based on Arms Length Negotiation" and the risk for "Our Assets maybe subject to liens has been remove"

8.           To the extent possible, quantify the risk presented where it would be helpful to investor understanding. For example, in the third risk factor on page 127 state your current liabilities; and in the final risk factor on page 13, estimate your near term capital requirements.
Response:
The Company has revised the risk factors in accordance with your comment. Please see page 14 of the Registration Statement.

9.           Please create a risk factor to disclose that two customers represented 60% and 27% of the total revenues in 2007 and two customers represented 82% and 18% of the company’s total revenue in 2006. In addition, please file your agreements with these customers as exhibits to the registration statement.
Response:
The Company has included a risk factor in accordance with your comment. Please see page 14 of the Registration Statement.  Also, the Company is filing the agreements as set forth below:

Contract	Exhibit #	Percentage of Revenues
Title and Option Agreement with
Dimension Films	10.15	82% of revenues in 2006
Option and Acquisition of Rights
Agreement with Escape Artists
Production, LLC	10.13	18% of revenues in 2006
First Look Agreement with Miramax
Film Corp.	10.16	27% of revenues in 2007
Option Acquisition of Rights Agreement
with Walt Disney Pictures	10.14	60% of revenues in 2007

Use of Proceeds, page 16

10.           Please disclose the uses to which you put the proceeds of the loan that you paid off on July 1, 2007 by issuing stock to Scott Mitchell Rosenberg.
Response:
The Company has revised to include the uses of the proceeds of the loan from Scott Rosenberg. Please see page 15 of the Registration Statement.

Management’s Discussion and Analysis of financial Condition and Results of Operations General, page 19

11.           Please advise as to what is meant by “controls” in the first sentence of the first paragraph of this section. Please include in the discussion any changes that can occur to the comic book characters that are “controlled” by Platinum Studios.
Response:
The Company has revised the subject disclosure in accordance with your comment. Please see page 17 of the Registration Statement.

Results of Operations — Six Months Ended June30, 2007 Compared to the Six Months Ended June 30. 2006, page 20

12.           Please expand your discussion in MD&A to describe the underlying factors impacting the year—over-year changes in your results of operations in further detail. For example, please disclose the factors which resulted in the recognition/realization of $1,000,000 in revenue related to an option fee and $4507000 in revenue related to a first-look agreement during the first six months of 2007. Your disclosure should specifically emphasize any trends, events, or uncertainties which are reasonably expected to impact the prospect of recognizing similar revenue in the future. As two customers represented approximately 60% and 27% of your total 2007 revenues (per your discussion of “concentration of risk” on page F-6), it appears that the $1,000,000 option fee and the $450,000 first-look agreement fee reflect revenues recognized by individual customers. In this regards your expanded discussion should disclose whether the agreements from which the revenues were realized are expected to produce future revenues, whether you have additional agreements with the two significant customers, whether you have similar material agreements with other customers that are expected to produce future revenues or a future revenue stream, and any other information which may reflect known trends, events, or uncertainties expected to impact your future realization of revenue. Please refer to Rule 303(b) of Regulation S-B and the “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” (FR-72) for further guidance.

Response:
The Company has revised the MD&A section in accordance with your comment. Please see page 18 of the Registration Statement.

13.           We note that during 2007 you recognized $1,000,000 in option fee revenue and $450,000 in first-look agreement revenue- Please explain to us both the method in which you recognized revenue under these contracts and the reason why it was appropriate- In addition, provide us a copy of the executed contracts. Finally, clarify for us when and how you acquired the rights to the content underlying these contracts.
Response:
The Company has revised its disclosure in accordance with your comment. Please see page 19 of the Registration Statement.

14.           We note that the two contracts referred to in the immediately preceding comment only accounted for 86% of 2007 revenue. Please provide us a copy of any other significant contracts that comprise the remaining 14% of 2007 revenue.
Response:
The Company has included the AT&T Sponsorship Agreement for the Comic Book Challenge as Exhibit 10.11.  This contract represents approximately 9% of 2007 revenue. The remainder of the 2007 revenue is made up of miscellaneous items such as advertising, comic book sales and merchandise.

15.           Please provide us a copy of the 2004 agreement you entered into with Top Cow Productions and clarify whether or not you have recognized any revenue that is attributable to this agreement.

Response:
The Company has included the Top Cow Productions Agreement as Exhibit 10.6. The Company has received $125,000 for the perpetual license to utilize the title “The Darkness” and an option fee of $150,000 for a two-year option, which expired on 11/2/06. “The Darkness is a Top Cow Productions property.

16.           We note that you have aggregated several types of costs and expenses incurred by your company (e.g. marketing, management, finance and administrative, legal, facility, etc.) as “operating expenses (excluding depreciation expense)” in your statement of operations. As such, it appears that you also have elected to discuss these costs and expenses in MD&A on an aggregated basis. However, given the significant increase in operating expenses incurred during i) the six month period ended June 30, 2007, as compared to the six month period ended June 30, 2006, and ii) the fiscal year ended December 31, 2006, as compared to the fiscal year ended December 31, 2005, we believe that enhancing your MD&A disclosure to discuss your significant operating expenses on a disaggregated basis would provide significantly greater insight to investors. In this regard, please revise your MD&A disclosure to quantify the amount of expense recognized and or material changes to the amount of expense recognized for each significant expense type or category of expense that has been aggregated within “operating expenses (excluding depreciation expense)” in your Statement of Operations. Also, discuss the underlying factors that have impacted the amount of expense incurred within each material/significant expense category. Please refer to Rule 303(b) of Regulation S-B and the “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” (FR72) for further guidance.

Response:
The Company has revised the MD&A in accordance with your comment. Please see page 18 and 19 of the Registration Statement.

Liquidity and Capital Resources, page 22

17.           You state that as of June 30, 2007, you had working capital of $487,905. However, we note that working capital is traditionally computed by subtracting the total current liabilities from total current assets. In this regard, it would appear that you had a working capital deficit of $681,324 as of June 30, 2007. As such, please revise your disclosure in the “Liquidity and Capital Resources” section of MD&A, Alternatively, please i) tell us and disclose how you have computed working capital and ii) explain the usefulness of your measure, as computed.

Response:
The Company has revised the MD&A in accordance with your comment. Please see page 20 of the Registration Statement.

18.           Expand your discussion to disclose your expected short and long term liquidity sources and uses. Provide, to the extent possible, quantified estimates of the capital needed for your current operations and any planned expansions.

Response:
The Company has revised the MD&A in accordance with your comment. Please see page 20 of the Registration Statement.

October 2006 Financing. page 22

19.           Please revise to clarify that you are not registering the warrants to purchase 458,600 shares of common stock or advise.
Response:
The Company has revised to clarify that it is not registering the warrants issued to the placement agent. Please see page 20 of the Registration Statement.

Business, page 25
General

20.           We note that you do not provide your website address, which you are encouraged to do. Refer to Item 101 (c)(3) of Regulation S-B.
Response:
The Company has revised to include its website address. Please see page 23 of the Registration Statement.

Introduction. page 25

21.           How many of the 2,800+ characters that are not developed in-house have the rights held by one company? To the extent material, please include a discussion of the entities which hold the rights to the characters not developed in-house and any potential impact on continuing to maintain the rights to those characters.
Response:
The Company has revised the business section in accordance with your comment. Please see page 23 and 24 of the Registration Statement.

Executive Officers. Directors and Key Employees. page 35

22.           Please revise to disclose specific dates of employment whenever possible and to include employers and job titles held. For example, specify which companies and for what time periods Mr. Altounian held management positions including director, vice president, president and chief financial officer. Additionally, please provide the term of office for all officers and directors. Refer to Item 401(a) of Regulation S.B.
Response:
The Company has revised this section in accordance with your comments. Please see page 31, 32 and 33  of the Registration Statement.

Executive Compensation, page 37

23.           Please advise as to what date is meant by inception given that the company was formed in November 1996.
Response:
The Company has revised to disclose that the information included is for the last two completed fiscal years. Please see page 34 of the Registration Statement.

24.           The cash compensation chart only lists two officers instead of the four most highly compensated officers other than the Chief Executive Officer as disclosed in the paragraph above the chart. Please revise for consistency or advise. In addition, please advise as to whether the four other officers listed as part of the management team on the company’s website have received compensation which would require them to be included on the cash compensation chart pursuant to Item 402(2) of Regulation S-B;
Response:
The cash compensation chart includes only the principal executive officers of the Company. The Company has advised that one of its other officers received compensation that exceeded $100,000 in the last two fiscal years.

25.           The director compensation chart on page 38 lists Mr. Altounian as a director but he is not listed as a director in the section entitled Executive Officers, Directors and Key Employees on page 35. Please revise for consistency or advise.
Response:
The Company has included Mr. Altounian as a director of the Company. Please see page 31 of the Registration Statement.

Certain Relationships and Transactions. page 40

26.           Please file the option agreement between Platinum Studios and RIP Media, Inc. Refer to Item 601(b) (l0) of Regulation S-B.
Response:
The Company has included the option agreement with RIP Media, Inc. as Exhibit 10.12.

Selling Stockholders. page 43

27.           Please identify the individual or individuals who have voting and dispositive power with respect to the shares being offered for sale by all legal entities, including Fenway Advisory Group and Weinzoff Family Trust.
Response:
The Company has revised the selling stockholders table in accordance with your comment. Please see page 48 and 49 of the Registration Statement.

Financial Statements for the Periods Ended December 31. 2006 and 2005, page F-13

28.           Please include the report of the independent registered public accounting firm in the next amendment to your registration statement on Form S-B.
Response:
The Company has included the audit report of the independent registered public accounting firm.  Please see page F-13 of the Registration Statement.

Statement of Cash Flows. page F-15

29.           Please explain how the acquisition of property and equipment under capital leases resulted in the receipt of cash, which has been reported in the financing activities section of your cash flow statement. In this regard, it appears that your accounting treatment may have resulted in a gross up of cash inflows provided by financing activities, which are presumably offset by a gross up of cash outflows reported elsewhere in your statement of cash flows. Typically, information related to investing and financing activities that affect recognized assets and/or liabilities, but do not result in cash receipts or cash payments during a period, is separately reported in the cash flow statement as supplemental information regarding non-cash investing and financing activities. As such, please revise your cash flow statement, or tell us why a revision is not necessary. Refer to paragraph 32 of SPAS No. 95 for further guidance.
Response:
The Company has revised the statement of cash flows in accordance with your comments.  Please see page  F-3 and F-16 of the Registration Statement.

30.           We note that the accrued interest related to certain of your outstanding debt has been reported as additional loan principal. Please revise the “supplemental disclosure of cash flow information” section of your statement of cash flows to disclose the amount of interest that has been accrued and recognized as additional loan principal during each period for which a statement of cash flows has been presented. To the extent that the aforementioned debt is redeemed for cash in future periods, please note that the portion of the redeemed principal balance that is reflective of previously accrued interest should be reported in the operating activities section of your cash flow statement.
Response:
The Company has revised the statement of cash flows in accordance with your comments.  Please see page F-16 of the Registration Statement.

Notes to Financial Statements
(3) Summary of significant accounting policies
Revenue Recognition. Page F-18

31.           You state that your license agreements typically include reversion rights, which allow your company to repurchase property rights that have not been used by the studio (the buyer) in production within a specified period of time. Please tell us and disclose whether and or how the reversion rights impact or are expected to impact the amount of revenue recognized and the timing of revenue recognition under your license agreements. For example, please tell us whether the existence of reversion rights results in the deferral of a portion of the revenue to be recognized under your license agreements until the reversion rights expire. Please cite any accounting literature that you believe supports your intended accounting treatment.
Response:
The Company acknowledges the Staff’s comments however the reversion rights do not impact the amount or timing of the recognition of revenue under any existing or foreseeable contracts. See below and page F-18 of the Registration Statement.
a.
Option revenues – Are based upon a client having a “first right” on a certain property for a fixed period of time, typically one year, to decide if they wish to purchase the rights for that property. – No impact

b.
Acquisition revenues – The immediate purchase, or more typically the purchase of the rights to a property that has been under option for acquisition.  The acquisition of the property completes the revenue process of the purchase of the property. – No impact.

c.
Follow-on revenues - These are contract specific.  Such as revenue share upon further commercialization of the property as a movie.  If the property is commercialized by the client within typically a 10 year period, the reversion right does not activate. – No Impact

d.
Reversion Right - If a client were to purchase the rights to a property, put the property into development, but then the project doesn’t test well or get cleared for production, the property may get shelved by the client as a failed project.  The reversion rights would allow Platinum the right to reclaim the property at some distant point in time such as 10 years.  To do so, Platinum would typically have to pay the client the monies the client had invested in the property (development, etc) in order to re-purchase the rights to the property.  This would only be of interest to Platinum if it were to locate another buyer for the property.  The revision right is so remote that no monetary value is assigned to this right.

(8) Short-Term and Long-Term Debt. page F-21

32.           We note that your short-term debt balance as of December 31, 2006 and June 30, 2007 relates to an uncollateralized loan payable to a “member.” In addition, we note that under the loan payable, you are currently only required to pay monthly installments of interest at variable interest rates. Please expand your disclosure in the footnotes to your financial statements for the period ended December 31, 2006 and June 30, 2007 to specifically state the maturity date of the loan payable. Furthermore if the loan payable is callable by the creditor, please specifically state that fact, as well as, the terms under which the amount can be called.
Response:
The Company has revised the short-term and long-term debt tables in accordance with your comments.  Please see page F-10 and F-22 of the Registration Statement.

33.           We note per the table summarizing your future cash payment obligations that $1,004,078 of your outstanding debt is due during the fiscal year ended December 31, 2007. Please tell us why the total amount of principal due during the fiscal year ended December 31, 2007 has not been classified within current liabilities on your balance sheet.
Response:
The Company has revised the current liabilities and long-term  liabilities to match the debt tables in accordance with your comments.  Please see page F-1 and F-14 of the Registration Statement.

Part II

Item 27. Exhibits. page 11-2

34.           Please include the power of attorney on page 11-5 and Exhibit 10.10 to the list of exhibits to the registration statement. Refer to Item 601 of Regulation S-B.
Response:
The Company has included the power of attorney as Exhibit 24 to the Registration Statement.

35.           Please file Exhibit 4.1 with the filing of the next amendment.
Response:
The Company has included Exhibit 4.

36.           Exhibits 10.2, 10.3, 10.8, 10.9 and 10.10 do not appear to be filly executed agreements as some of the signatures are missing. Please advise or revise to avoid any confusion as to whether these agreements have been executed.

Response:
The Company has included all executed agreements.

Signatures, page 114

37.           Please revise the signature page for the registrant. The registration statement should be signed by the registrant, the registrant’s principal executive officer, principal financial officer, controller or principal accounting officer, and by at least a majority of the registrant’s board of directors or persons performing similar functions. Refer to Instructions for signatures of Form SB-2.
Response:
The Company has provided the requisite signatures.

Exhibit 5.1

38.           The first paragraph of Exhibit 5.1 refers to Carbon Sciences, Inc., a Nevada corporation. Please provide the opinion for Platinum Studios, Inc with the filing of the next amendment. In the opinion specifically identify& all types and classes of securities being offered by the registration statement as well as the state of incorporation law.

Response:
The Company has included a revised Exhibit 5.1

We trust that the foregoing appropriately addresses the issues raised by your recent comment letter.  Thank you in advance for your prompt review and assistance.

If you have any questions, please contact the undersigned.
Very truly yours,

By:	/s/ Marcelle S. Balcombe
Marcelle S. Balcombe